03045144

File Number: ~~82-4991~~ 82-3023

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

03 DEC 17 7:21

December 1, 2003

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

Gentlemen:

Enclosed is information, which ***Golden Hope Mines Limited*** has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Unaudited financial statements dated September 30, 2003
(b) British Columbia Securities Commission Quarterly Report BC Form 51-901 F.
(c) News Release dated November 20, 2003
(d) Material Change Report dated November 20, 2003

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dlw 12/16

File Number: 82-4991

03 DEC 1? ... 7:21

British Columbia Securities Commission

Quarterly Report
BC Form 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER: Golden Hope Mines Limited	FOR QUARTER ENDED September 30, 2003	DATE OF REPORT YY/MM/DD 2003/11/25
ISSUER ADDRESS: 1320 - 4 King Street West		
CITY/PROVINCE/POSTAL CODE Toronto, Ontario, M5H 1B6	ISSUER FAX NO. (416) 864-0175	ISSUER TELEPHONE NO (416) 363-1240
CONTACT NAME: Ronald Haller	CONTACT POSITION Secretary	CONTACT TELEPHONE NO (416) 363-1240
CONTACT EMAIL ADDRESS: info@goldenhopemines.com	WEBSITE ADDRESS: http://www.goldenhopemines.com	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"T.H. Polisuk"	T.H. Polisuk	2003/11/25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peter Smith"	Peter Smith	2003/11/25

SCHEDULE "A"
GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited)

	September 30, 2003	Dec 31, 2002
ASSETS		
Current		
Cash	$ 360	$ 1,872
Accounts receivable	1,540	841
	1,900	2,666
Mining properties and deferred exploration expenditures (Note 2)	6,982,816	6,800,912
	$ 6,984,716	$ 6,803,578
LIABILITIES		
Current		
Accounts payable	$ 543,205	$ 410,024
Due to president and director	127,413	149,386
	670,618	559,410
SHAREHOLDERS' EQUITY		
Stated capital (Note 3)		
Authorized:		
Unlimited common shares		
Issued:		
22,201,829 common shares (2002 – 20,192,329)	9,547,259	9,345,359
Deficit	(3,233,161)	(3,101,191)
	6,314,098	6,244,168
	$6,984,716	$6,803,578

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Unaudited)

Expenses:	2003	2002
Shareholders' information	$ 50,188	$ 21,050
General and administrative	48,282	22,105
Management fees	13,300	13,500
Net loss before discontinued operations	111,970	56,655
Loss from discontinued operations	-	30,588
Net loss for the period	111,970	87,243
Agent's commission	20,000	-
Deficit, beginning of period	3,101,191	2,885,967
Deficit, end of period	$3,233,161	$2,973,210
Loss per common share	$ 0.005	$ 0.004

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Unaudited)

Expenses:	2003	2002
General and administrative	$ 13,846	$ 8,617
Shareholders' information	13,027	4,174
Management fees	4,500	4,500
Net loss before discontinued operations	31,373	17,291
Loss from discontinued operations	-	10,415
Net loss for the period	31,373	27,706
Deficit, beginning of period	3,201,788	2,945,504
Deficit, end of period	$ 3,233,161	$ 2,973,210
Loss per common share	$ 0.001	$ 0.001

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Unaudited)

	2003	2002
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(111,970)	$(87,243)
Loss from discontinued operations, an item not involving cash	-	30,588
	(111,970)	(56,655)
Net change in non-cash components of working capital		
Decrease (increase) in accounts receivable	(699)	3,644
Increase (decrease) in accounts payable	133,181	(76,976)
	20,512	(129,987)
Financing Activities:		
Sale of common shares for cash	201,900	-
Value of common shares issued for a 51% interest in Jobs Without Borders Inc.	-	100,000
Agents' commission	(20,000)	-
Advances (reduced) from related parties	(21,973)	36,725
	139,927	136,725
Investing Activities:		
Mining claims and deferred exploration expenditures	(181,904)	(6,995)
Decrease in cash	(1,465)	(257)
Cash, beginning of period	1,825	1,472
Cash, end of period	$ 360	$ 1,215

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Unaudited)

	2003	2002
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (31,373)	$ (27,706)
Loss from discontinued operations, an item not involving cash	-	10,415
	(31,373)	17,291
Net change in non-cash components of working capital		
Decrease in accounts receivable	2,178	822
Increase (decrease) in accounts payable	20,905	(27,973)
	6,007	(9,860)
Financing Activities:		
Advances from related parties	17,450	9,825
Investing Activities:		
Mining claims and deferred exploration expenditures	(9,000)	-
Increase in cash	160	15
Cash, beginning of period	200	1,200
Cash, end of period	$ 360	$ 1,215

GOLDEN HOPE MINES LIMITED
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)

Note 1

Continued Operations
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to September 30, 2003. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Accounting Policies

Financial Instruments
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share
The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal periods.

Nature of Operations
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

Mineral Properties
Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.
Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.
The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.
If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Administrative Expenses
Administrative expenses are charged to operations in the current year.

Note 2

Mineral Properties

Panet, Bellechase and Ware Townships, Quebec

	Opening	Expenditures	Closing
Acquisition	$ 629,353	-	$ 629,353
Exploration	6,166,389	176,894	6,343,283
Total	$6,795,742	$176,894	$6,972,636

Other Properties	Opening	Expenditures	Closing
Acquisition	$ 3,658	$ 4,510	$ 8,168
Exploration	1,512	500	2,012
Total	$ 5,170	$ 5,010	$ 10,180

(1) **Panet, Bellechase and Ware Townships Property**

The Company holds a block of continuous claims subject only to a 10% net profits royalty.
The claims were acquired from Gold Belt Mining Ltd., a company associated with the president and a director of the Company.

Pursuant to an agreement dated August 13, 1990, as amended on December 29, 1999, the Company acquired an option to earn a 100% interest in 4 claims for $250,000 payable at a rate of $50,000 per annum for five years commencing December 31, 2000. The first payment due December 31, 2000 has been extended to December 31, 2003.

(2) **Other Properties**

In addition the Company has the following claims:
50% interest in 42 claims in the Clarence Stream area, New Brunswick
32 claims in the Otish Mountains area, Northern Quebec, acquired by staking

Note 3

Stated Capital

	Shares	Value
Balance, December 31, 2002	20,192,329	$9,345,359
Issued on private placement	2,000,000	200,000
Issued on exercise of options	9,500	1,900
	22,201,829	**$9,547,259**

Options

As at September 30, 2003, directors and officers had options to purchase: 1,100,000 common shares at $0.20 per share expiring June 2, 2007; 244,000 common shares at $0.20 expiring June 15, 2009; 50,000 common shares at $0.20 expiring July 6, 2009; 132,500 common shares at $0.20 expiring April 4, 2010, 104,000 common shares at $0.25 expiring May 19, 2010, 379,000 common shares at $0.10 expiring January 23, 2008 and 200,000 common shares at $0.15 expiring February 27, 2008.

Warrants

As at September 30, 2003, there were warrants to purchase 2,000,000 common shares exercisable at $0.10 per share, expiring January 14, 2005.

Note 4

Related Party Transactions

1. During the year, 154327 Canada Inc. was entitled to receive $13,500 (2002 - $13,500) for management services rendered. As at September 30, 2002 the total amount owing to 154327 Canada Inc. for current and past services was $49,500 (2002 - $33,000). The President of the Company owns 154327 Canada Inc.

2. As of September 30, 2003, the amount of $77, 913 (2002 - $83,676) was owing to the President of the Company.

SCHEDULE "B"

Directors and Officers:

Theodore H. Polisuk - President and Director
Gilles Dubuc - Director
Peter Smith - Director
Gregory Hryniw - Director
Ronald Haller – Secretary
Debra Chapman – Assistant Secretary

SCHEDULE "C"

The company has entered into an Agreement with **Osisko Exploration Ltd. ("Osisko")** for the development of the Bellechasse Gold Project, consisting of approximately seventy-six (76) mineral claims located in Bellechasse and Panet Townships, Quebec (the "Bellechasse Property"). This Agreement allows Osisko to earn a fifty percent (50%) interest in the Bellechasse Property in consideration for $3,500,000.00 in expenditures over a three and one half (3 ½) year period.

An Additional ten percent (10%) interest in the Property can be earned by Osisko by providing a bankable feasibility study.

The Bellechasse Project is the Company's main property and has been the focus of considerable interest since recent increases in the price of gold.

Osisko began a 2000 meter (6560 ft) drill program on the Timmins Zone, a near surface gold-bearing vein stockwork that is exposed over a 120 x 80 meter (394 x 262 ft) area.

Attached are press releases dated October 2, 2003, October 28, 2003 and November 20, 2003 describing the results from the drill program.

For additional information regarding the Company, please visit its website www.goldenhopemines.com.

OSISKO
EXPLORATION LTÉE

· PRESS RELEASE

October 2, 2003

OSISKO AND GOLDEN HOPE RELEASE FIRST DRILL RESULTS FROM BELLECHASSE

Osisko Exploration Ltd. (TSX Venture-OSK) and Golden Hope Mines Ltd. (TSX Venture-YGH) are pleased to announce assay results from the first hole of the current 2000 meter (6560 ft) drill program on the Bellechasse gold project. The Bellechasse Property is located in Southern Quebec; approximately 100 km southeast of Quebec City. Excellent infrastructure exists in the area with road access directly to the property. Osisko Exploration Ltd. has a right to acquire an interest of up to 60% in the Bellechasse Property from Golden Hope Mines Ltd.

The current definition drill program is focused on the Timmins Zone, one of several known gold-bearing zones on the property. The objective of the current drill program is to systematically drill and sample the Timmins Zone, using modern industry standards, in order to define a near-surface gold resource amenable to bulk mining. The Timmins Zone is hosted by altered gabbro and is exposed within a stripped area measuring 120 m by 80 m (394 x 262 ft). This zone is being grid drilled at 20 m (65 ft) intervals. All holes are oriented southeast and dip 50 degrees, perpendicular to the main vein structures.

DDH B2003-01 intersected quartz-carbonate-sulfide veins and stockworks from the surface to a depth of about 65 meters (213 ft). The weighted average of the upper portion of the mineralized zone is 2.82 g/t Au over 40.23 meters. Higher grade intervals include 8.47 g/t Au over 1.85 meters and 25.50 g/t Au over 2.94 meters (Rico vein). The bulk average is based on a minimum cutoff grade of 0.50 g/t Au over a minimum 5 m interval. High assay values were not cut.

The following table summarizes significant results from Hole B2003-01:

From (m)	To (m)	Interval (m)	Au (g/t)	Interval (ft)	Au (opt)
0.60	40.83	40.23	2.82	132	0.09
(including)					
21.81	23.66	1.85	8.47	6.1	0.27
33.38	36.32	2.94	25.50	9.6	0.82

A second, brecciated quartz-sulfide stockwork zone was intersected at depth in Hole B2003-01 between 126.8 and 134.5 meters (416 and 441 feet). This constitutes a new discovery (Timmins Extension) located immediately south of the Timmins Zone and separated from the latter by barren gabbro. This stockwork, for which assays are pending, does not outcrop on surface and its lateral and depth extents are unknown.

The current program consists of drilling of large diameter HQ core, sampling of core halves in 30 cm to 50 cm (1 to 1.6 ft.) lengths, and secure sample shipment to a certified Canadian laboratory. Control procedures include collecting the sludge from sawing, assaying of complete core halves by metallic sieving/triple fire assaying, and monitoring of the laboratory with a thorough quality assurance/quality control program (QA/QC).

Management of both companies is very encouraged by these preliminary results. Thirteen holes have been drilled to date on the Timmins zone. Quartz-carbonate-sulfide veins and stockworks, occasionally containing visible gold, have been observed in all 13 holes. Assay results from the ongoing program will be released as they are made available. The Bellechasse property includes several other gold-bearing zones (Timmins South, 88 Zone, Ascot and the new Timmins Extension) that will be the targets of future drill programs and evaluations.

Mr. Robert Wares, President, Osisko Exploration Ltd. tel. 514-735-7131 fax 514-735-9224
email: info@osisko.com websites: www.osisko.com and www.goldenhopemines.com

OSISKO
EXPLORATION LTÉE

PRESS RELEASE

October 28, 2003

PHASE ONE DRILLING COMPLETED AT BELLECHASSE
ADDITIONAL ASSAY RESULTS RELEASED

Osisko Exploration Ltd. (TSX Venture-OSK) and Golden Hope Mines Ltd. (TSX Venture-YGH) are pleased to announce the completion of the phase one drill program on the Timmins Zone of the Bellechasse gold project in southern Quebec. The program consisted of nineteen drill holes, plus one twin, totaling 2083 meters (6834 ft). The objective of this drill program is to define a near-surface gold resource amenable to open pit mining. The Timmins Zone was grid drilled at 20 meter (65 ft) intervals. All holes are oriented southeast and are inclined 50 degrees, perpendicular to the main vein structures.

The following table summarizes significant assay results obtained to date from holes BD2003-01 to BD2003-04 (results from the upper portion of BD2003-01 were previously released). The bulk averages are based on a minimum cutoff grade of 0.50 g/t Au over a minimum 5 m interval. High assay values were not cut. Additional assays from lower portions of holes BD2003-03 and BD2003-04 are pending.

DDH	From-To (m)	Interval (m)	Interval (ft)	Au (g/T)	Au (oz/t)
BD2003-01	**0.60-40.83**	**40.23**	**132.0**	**2.82**	**0.08**
(including)	21.81-23.66	1.85	6.1	8.47	0.25
(including)	33.38-36.32	2.94	9.6	25.5	0.74 (Rico)
BD2003-02	**17.30-18.10**	**0.80**	**2.6**	**7.21**	**0.21**
	27.30-48.60	**21.30**	**69.9**	**2.68**	**0.08**
(including)	27.30-27.60	0.30	1.0	81.8	2.39
(including)	37.95-39.30	1.35	4.4	17.2	0.50 (Rico)
	97.20-98.30	**1.10**	**3.6**	**6.92**	**0.20**
BD2003-03	**28.70-39.20**	**10.50**	**34.5**	**6.30**	**0.18**
(including)	35.60-37.90	2.30	7.5	20.7	0.60 (Rico)
	106.4-108.0	**1.60**	**5.2**	**5.20**	**0.15**
BD2003-04	**4.80-18.50**	**13.70**	**44.9**	**1.06**	**0.03**
(including)	15.15-15.60	0.45	1.5	11.7	0.34 (Rico)

The main high grade mineralized structure within the Timmins Zone (Rico Vein) was intersected in all of the above holes and is open along strike and at depth. A second quartz-sulfide stockwork zone was intersected at depth in DDH BD2003-01 (Timmins Extension), with the following results:

DDH	From-To (m)	Interval (m)	Interval (ft)	Au (g/T)	Au (oz/t)
BD2003-01	**130.76-137.76**	**7.00**	**23.0**	**3.26**	**0.10**
(including)	132.36-133.50	1.14	3.7	11.0	0.32

Management is encouraged by the results obtained to date, particularly the continuity and high grade nature of the Rico Vein structure. Further assay results from the ongoing program will be released as they are received.

Osisko has the right to acquire a 50% interest in the Bellechasse gold property from Golden Hope Mines Ltd. in consideration for $3.5 million in exploration and/or development expenditures on or before the end of 2006 and payment of $436,000 in installments, but due in full before the end of 2005. An additional 10% interest can be earned by Osisko by providing a bankable feasibility study on or before the end of 2007.

Mr. Robert Wares, President, Osisko Exploration Ltd.
tel. 514-735-7131 fax 514-735-9224
email: info@osisko.com
websites: www.osisko.com and www.goldenhopemines.com

File Number: 82-4991

OSISKO
EXPLORATION LTÉE

OSISKO AND GOLDEN HOPE RELEASE ADDITIONAL BELLECHASSE ASSAY RESULTS

Rico vein continues to show strong results

(Montreal, November 20, 2003) Osisko Exploration Ltd. (OSK:TSX-V) and Golden Hope Mines (YGH:TSX-V) are pleased to announce further positive results from the initial phase of drilling on the Timmins zone of the Bellechasse gold project.

The Rico vein, which is the main high-grade mineralized structure within the Timmins zone, was again intersected in hole BD2003-05, producing 66.6 g/t Au over 1.05 meters (1.94 opt gold over 3.4 ft). The high grade nature of the Rico vein is thus far consistent within holes 1 to 5 (including previously released assays). The Rico vein is open at depth an along strike. Holes 7 and 8 were drilled to the south of the Rico vein and intersected broader, lower grade mineralization.

The main objective of the initial drill program is to define a near-surface gold resource amenable to open pit mining. All core samples have now been submitted to the laboratory for assaying. Samples are being analyzed by metallic sieving/fire assaying and/or straight 50 g fire assaying at Activation Laboratories in Ancaster, Ontario. Further assay results from remaining holes 9 to 19 will be released as they are received.

Osisko has the right to acquire a 50% interest in the Bellechasse gold property from Golden Hope Mines Ltd. in consideration for $3.5 million in exploration and/or development expenditures on or before the end of 2006 and payment of $436,000 in installments, but due in full before the end of 2005. An additional 10% interest can be earned by Osisko by providing a bankable feasibility study on or before the end of 2007.

Results from holes BD2003-05 to BD2003-08 are reported in the table below:

DDH	From-To (m)	Interval (m)	Interval (ft)	Au (g/T)	Au (oz/t)
BD2003-05	**0.50-15.70**	**15.20**	**49.9**	**5.24**	**0.15**
(including)	11.15-12.20	1.05	3.4	66.6	1.94 (Rico)
	24.40-29.40	**5.00**	**16.4**	**4.67**	**0.14**
BD2003-06	**22.80-28.05**	**5.25**	**17.2**	**0.94**	**0.03**
BD2003-07	**0.55-26.90**	**26.35**	**86.5**	**0.65**	**0.02**
	47.70-58.20	**10.50**	**34.4**	**1.84**	**0.05**
BD2003-08	**1.55-15.75**	**15.20**	**49.9**	**1.54**	**0.04**
	33.50-38.10	**5.10**	**16.7**	**4.22**	**0.12**
	45.40-50.50	**5.10**	**16.7**	**1.21**	**0.04**

For further information, please contact: Mr. Robert Wares, P. Geo., President,
Osisko Exploration Ltd.
514-735-7131
info@osisko.com

www.osisko.com www.goldenhopemines.com

File Number: 82-4991

Form 27
Securities Act

<u>MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT</u>

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, ON M5H 1B6

2. **Date of Material Change**

   November 20, 2003

3. **Press Release**

   CCN Matthews – November 20, 2003

4. **Summary of Material Change**

   Osisko Exploration Ltd. And Golden Hope Mines Limited
   Release Additional Bellechasse Assay Results
   - Rico vein continues to show strong results

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 20th day of November, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary